Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

INB-UTF Reorganization Email

Subject: Cohen & Steers Global Income Builder and Infrastructure Fund Reorganization

I would like to ask you to send along the attached reminder mailings to encourage your clients who are invested in Cohen & Steers Global Income Builder, Inc. (“INB”) to vote. A vote in favor of the reorganization of INB with and into Cohen & Steers Infrastructure Fund, Inc. (“UTF”) could benefit stockholders of both Funds by resulting in a lower total operating expense ratio and enhanced market liquidity for the combined Fund’s shares of common stock. We believe combining the Funds will also benefit stockholders by providing the potential for portfolio management efficiencies following the reorganization.

The Funds urgently need your clients to vote on important proposals concerning the Funds. Please encourage your clients invested in INB to vote today so that the Funds may reduce further solicitation costs.

Comparing Investment Objectives and Portfolio Composition

Both Funds have an investment objective to seek total return with an emphasis on income. INB constructs its portfolio primarily by allocating assets across global large cap equities, global real estate securities, global listed infrastructure, global preferred securities and closed-end funds. UTF, under normal market conditions, invests at least 80% of its managed assets in securities issued by infrastructure companies, which consists of utilities, pipelines, toll roads, airports, railroads, ports, telecommunications companies and other infrastructure companies.

Impact on fees and expenses

Stockholders of INB will pay a reduced contractual management fee at the annual rate of 0.85% of average daily managed assets of the combined Fund as stockholders of UTF, representing a reduction of 0.15% from INB’s current contractual management fee. Stockholders of INB will also experience a decrease in total managed and net expenses. The total annual operating expenses for the combined Fund are estimated to be 2.29% on a pro forma basis (assuming the combined Fund’s capital structure and asset levels as of December 31, 2018), representing a reduction in the total annual operating expenses of 0.08% for INB.

INB Stockholder Vote

Stockholders of INB are being asked to vote on the reorganization at a special meeting to be held on November 15, 2019. If approved, the reorganization is expected to occur in the fourth quarter of 2019, subject to the required approval of stockholders of INB. Additional information can be found in proxy materials to be filed with the Securities and Exchange Commission and mailed to INB stockholders

If you have any questions regarding these changes, please do not hesitate to contact me.

Regards,

Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

Investment professional use only.

NOT FDIC INSURED. MAY LOSE VALUE. NO BANK GUARANTEE.

Risks of Investing in Closed-End Funds. Shares of many closed-end funds frequently trade at a discount from their net asset value. The funds are subject to stock market risk, which is the risk that stock prices overall will decline over short or long periods, adversely affecting the value of an investment in a fund.

Investors and shareholders of the funds are urged to read the combined proxy statement/prospectus and other documents filed with the SEC carefully in their entirety because they contain important information about the proposed reorganization. Investors should consider the investment objectives, risks, charges and expenses of the funds carefully. The combined proxy statement/prospectus contains information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about the funds. The Combined Proxy Statement/Prospectus do not constitute an offer to sell securities, or a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of the Registration Statement and Combined Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to Cohen & Steers at 866 227 0757.

Forward-Looking Statements

This communication and other statements that Cohen & Steers may make may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which reflect the company’s current views with respect to, among other things, its operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. The company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.